UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
January 6, 2005

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On January 6, 2005, bebe stores, inc. issued a press release announcing its December 2004 sales and updating its second quarter guidance.

The press release relating to the December 2004 sales and updated guidance is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated January 6, 2005.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated January 6, 2005

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
      Chief Financial Officer
      bebe stores, inc.
      (415) 715-3900


bebe stores, inc. Announces December 2004 Sales;
Same Store Sales Increase 28%;
Updates Second Quarter Guidance


BRISBANE, CALIF. – January 6, 2005 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $75.8 million for the five-week period ended January 1, 2005, an increase of 40.9% compared to sales of $53.8 million for the five-week period ended January 3, 2004.

Same store sales for the five-week period ended January 1, 2005 increased 28.0% compared to an increase of 7.0% for December 2003. For fiscal December 2005, same store sales were determined using a comparable period of 35 days.

Retail sales for the second quarter of fiscal 2005 were $152.2 million, up 39.4% from $109.2 million for the quarter beginning October 5, 2003 and ending January 3, 2004. Same store sales for the quarter increased 27.3% compared to 7.1% in the prior year.

Retail sales for the year-to-date period beginning July 1, 2004 and ending January 1, 2005 were $254.5 million compared to $194.4 million for the year-to-date period beginning July 3, 2003 and ending January 3, 2004, an increase of 30.9%. Same store sales for the year-to-date period beginning July 1, 2004 and ending January 1, 2005 increased 20.8% compared to an increase of 6.9% for the year-to-date period beginning July 1, 2003 and ending December 31, 2003.

Based on quarter-to-date results, we currently anticipate diluted earnings per share for the second quarter of fiscal 2005 to be in the range of $0.37 to $0.40 per share, an increase from previous guidance in the range of $0.35 to $0.37 per share compared to $0.23 per share in the second quarter of fiscal 2004. Earnings per share amounts have been adjusted for the recently announced 3 for 2 stock split.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling 1-877-232-3757.

bebe stores, inc. will host a conference call on Thursday, January 20, 2005 at 9:30 A.M. Pacific Time to discuss second quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "3260350". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 206 stores, of which 180 are bebe stores and 26 are BEBE SPORT stores. These stores are located in the United States, Puerto Rico and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.